Exhibit 99.2

VCI Global Limited’s Stock (“VCIG”) Has Commenced Trading on The Nasdaq Capital Market

KUALA LUMPUR, April 13, 2023 - GlobeNewswire – VCI Global Limited (NASDAQ: VCIG) (“VCI Global”, or the “Company”) announced that its ordinary shares have commenced trading on The Nasdaq Capital Market today under the ticker symbol "VCIG."

On April 13, 2023, the Company priced its firm commitment underwritten public offering (the "Offering") of 1,280,000 shares of ordinary shares at a public offering price of $4.00 per share. The gross proceeds to the Company from the Offering are expected to be $5,120,000 (not including any exercise by the underwriter of its over-allotment option) before deducting underwriting discounts, commissions and other Offering expenses.

Boustead Securities, LLC and Sutter Securities, Inc. acted as the underwriters for the firm commitment Offering.

A registration statement on Form F-1, as amended (File No. 333-268109), filed by the Company with the Securities and Exchange Commission (the "SEC"), was declared effective on March 30, 2023. The Offering has been made only by means of a prospectus. A copy of the final prospectus related to the Offering, which was filed with the SEC, may be obtained, when available, from Boustead Securities, LLC, via email: offerings@boustead1828.com, or by calling +1 (949) 502-4408, or by standard mail at Boustead Securities, LLC, Attn: Equity Capital Markets, 6 Venture, Suite 395, Irvine, CA 92618, USA. In addition, a copy of the final prospectus, when available, relating to the Offering may be obtained via the SEC's website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About VCI Global Limited

VCI Global is a multi-disciplinary consulting group with key advisory practices in the areas of business and technology. The Company provides business and boardroom strategy services, investor relation services, and technology consultancy services. Its clients range from small-medium enterprises and government-linked agencies to publicly traded companies across a broad array of industries. VCI Global operates solely in Malaysia, with clients predominantly from Malaysia, but also serves some clients from China, Singapore, and the US.

For more information on the Company, please log on to https://v-capital.co/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company's ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company's ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company's products and the Company's customers' economic condition, the impact of competitive products and pricing, successfully managing and general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

CONTACT INFORMATION:

Issued by Imej Jiwa Communications Sdn Bhd and ICR Inc. on behalf of VCI Global Limited

For media queries, please contact:

Imej Jiwa Communications Sdn Bhd

Chris Chuah

Email: chris@imejjiwa.com

ICR Inc.

Investor Relations

Michael Bowen

Vciglobal.ir@icrinc.com

Public Relations

Brad Burgess

Vciglobal.pr@icrinc.com

Boustead Securities, LLC

Underwriter

Dan McClory, Head of Equity Capital Markets

dan@boustead1828.com